Grant Thornton

SEC Mail Processing Section

FEB 29 2012

Washington, DC 121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Telemetry Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Fifth Avenue, Suite 1108
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Phillips (212) 425-9700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

12014068

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

KW 3/2

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, James Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Telemetry Securities, L.L.C., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2014

Notary Public

Signature

Chief Compliance Officer
Title

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

TELEMETRY SECURITIES, L.L.C.
(a Delaware limited liability company)

December 31, 2011

TELEMETRY SECURITIES, L.L.C.

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Telemetry Securities, L.L.C.

We have audited the accompanying statement of financial condition, including the condensed schedule of investments, of Telemetry Securities, L.L.C. (a Delaware limited liability company) (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telemetry Securities, L.L.C. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 21 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, is the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
February 27, 2012

TELEMETRY SECURITIES, L.L.C.
Statement of Financial Condition
December 31, 2011

ASSETS	
Securities owned, at fair value (cost $89,324,585)	$ 89,192,053
Receivable from clearing broker	37,422,528
Other	390,405
Total assets	$ 127,004,986
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Securities sold, but not yet purchased, at fair value (proceeds $60,963,931)	$ 61,849,166
Due to Telemetry Investments, L.L.C.	55,248
Total liabilities	61,904,414
Member's equity	65,100,572
Total liabilities and member's equity	$ 127,004,986

The accompanying notes are an integral part of this financial statement.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2011

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Securities owned, at fair value			
	Common stocks			
	Argentina			
	Technology	$ 15,124	$ 15,113	0.02 %
	Bahamas			
	Energy	6,553	6,634	0.01 %
	Bermuda			
	Consumer Goods		5,125	0.01 %
	Energy		31,982	0.05 %
	Financial		30,553	0.05 %
	Technology		2,990	0.00 %
	Total Bermuda	70,910	70,650	0.11 %
	Brazil			
	Consumer Goods		52,608	0.08 %
	Energy		236,075	0.36 %
	Industrial Goods		503	0.00 %
	Materials		278,850	0.43 %
	Total Brazil	608,198	568,036	0.87 %
	Britain			
	Financial		3,996	0.01 %
	Technology		2,664	0.00 %
	Total Britain	6,651	6,660	0.01 %
	British Virgin			
	Industrial Goods	4,184	4,253	0.01 %
	Canada			
	Consumer Goods		309,572	0.48 %
	Energy		398,959	0.61 %
	Financials		611,151	0.94 %
	Health Care		120,963	0.19 %
	Industrial Goods		1,959	0.00 %
	Basic Materials		591,233	0.91 %
	Technology		333,823	0.51 %
	Telecommunication		1,618	0.00 %
	Total Canada	2,337,163	2,369,278	3.64 %

The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2011

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Cayman Islands			
	Consumer Goods		$ 5,167	0.01 %
	Technology		670	0.00 %
	Total Cayman Islands	$ 5,825	5,837	0.01 %
	China			
	Consumer Goods		88	0.00 %
	Health Care		4,039	0.01 %
	Industrial Goods		14	0.00 %
	Basic Materials		42	0.00 %
	Total China	127,070	4,183	0.01 %
	France			
	Health Care	703,309	$ 712,654	1.09 %
	Germany			
	Financials	9,111	9,086	0.01 %
	Greece			
	Energy		613	0.00 %
	Industrial Goods		9,757	0.01 %
	Total Greece	11,380	10,370	0.02 %
	Hong Kong			
	Consumer Goods	13,519	13,507	0.02 %
	Ireland			
	Financials		17,793	0.03 %
	Health Care		14,830	0.02 %
	Technology		15,235	0.02 %
	Telecommunications		48,636	0.07 %
	Total Ireland	95,730	96,494	0.14 %
	Israel			
	Consumer Goods		3,269	0.01 %
	Health Care		12,140	0.02 %
	Technology		28,505	0.04 %
	Telecommunications		4,086	0.01 %
	Total Israel	48,998	48,000	0.08 %

The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2011

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Netherlands			
	Energy		$ 11,395	0.02 %
	Industrial Goods		55,086	0.08 %
	Technology		118,202	0.18 %
	Basic Materials		3,249	0.00 %
	Total Netherlands	$ 190,201	187,932	0.28 %
	Norway			
	Energy	7,142	7,194	0.01 %
	Panama			
	Financials	1,657	1,717	0.00 %
	Puerto Rico			
	Financials		52,210	0.08 %
	Health Care		1,321	0.00 %
	Total Puerto Rico	44,865	53,531	0.08 %
	Russia			
	Consumer Goods	3,537	3,508	0.01 %
	Singapore			
	Industrial Goods		317	0.00 %
	Technology		14,940	0.02 %
	Total Singapore	15,298	15,257	0.02 %
	South Africa			
	Technology		18,477	0.03 %
	Basic Materials		13,274	0.02 %
	Total South Africa	31,904	31,751	0.05 %
	Switzerland			
	Energy		65,151	0.10 %
	Financials		8,281	0.01 %
	Industrial Goods		6,026	0.01 %
	Technology		13,394	0.02 %
	Total Switzerland	93,818	92,852	0.14 %

The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2011

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Taiwan			
	Technology	$ 5,990	$ 5,990	0.01 %
	United States			
	Consumer Goods		7,896,229	12.13 % *
	Energy		4,062,580	6.24 % *
	Financials		6,934,952	10.65 % *
	Health Care		4,776,153	7.34 % *
	Industrial Goods		6,236,047	9.58 % *
	Technology		8,492,245	13.04 % *
	Basic Materials		2,264,818	3.48 %
	Telecommunication		443,500	0.68 %
	Utilities		2,879,399	4.42 %
	Total United States	43,921,123	43,985,923	67.56 %
	Total common stocks	48,379,260	48,326,409	74.23 %
	Options	3,042,596	3,887,522	5.97 % *
	Bonds			
	Cayman Islands			
	Consumer Goods		1,507,500	
	Total Cayman Islands	1,785,252	1,507,500	2.32 %

*No component is greater than 5% of member's equity.

The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2011

Unit	Description	Cost	Market Value	Percentage of Net Investments
	United States			
	Consumer Discretionary			
	Other		$ 341,250	0.52 %
4,000,000	MGM Resorts International, 4.25%, 04-15-15		3,795,000	5.83 %
	Consumer Discretionary - Total		4,136,250	6.35 %
	Energy		912,500	1.40 %
	Financials		2,598,750	3.99 %
	Health Care			
4,000,000	Brookdale SR Living Inc., 2.75%, 06-15-18		3,470,000	5.33 %
4,500,000	Theravance Inc., 3%, 01-15-15		4,837,500	7.43 %
	Other		12,715,621	19.53 % *
	Health Care – Total		21,023,121	32.29 %
	Industrials		3,035,000	4.66 %
	Technology		3,765,000	5.78 % *
	Total United States	$ 36,117,477	35,470,621	54.47 %
	Total bonds	37,902,729	36,978,121	56.80 %
	Futures		-	0.00 %
	Total securities owned, at fair value	$ 89,324,585	$ 89,192,053	137.01 %

*No component is greater than 5% of member's equity.

The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2011

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Securities sold, but not yet purchased, at fair value			
	Common stocks			
	Bermuda			
	Consumer Goods		$ (5,574)	0.01 %
	Energy		(19,128)	0.03 %
	Financials		(69,891)	0.11 %
	Total Bermuda	$ (94,009)	(94,593)	0.15 %
	Canada			
	Consumer Goods		(27,796)	0.04 %
	Energy		(699,506)	1.07 %
	Financials		(88,033)	0.14 %
	Industrial Goods		(102)	0.00 %
	Health Care		(87,273)	0.13 %
	Technology		(1,971)	0.00 %
	Basic Materials		(621,617)	0.95 %
	Telecommunications		(32,579)	0.05 %
	Total Canada	(1,554,077)	(1,558,877)	2.38 %
	China			
	Consumer Goods	(881,442)	(738,499)	1.13 %
	France			
	Energy	(564)	(742)	0.00 %

The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2011

Unit	Description	Cost	Market Value	Percentage of Net Investments
	Greece			
	Industrial Goods	$ (15,422)	$ (3,143)	0.00 %
	Ireland			
	Technology	(12,975)	(13,120)	0.02 %
	Israel			
	Health Care	(226)	(221)	0.00 %
	Luxembourg			
	Materials	(5,378)	(5,457)	0.01 %
	Netherlands			
	Industrial Goods		(16,347)	0.03 %
	Technology		(17,803)	0.03 %
	Total Netherlands	(34,070)	(34,150)	0.05 %
	Puerto Rico			
	Financials		(485)	0.00 %
	Health Care		(340)	0.00 %
	Total Puerto Rico	(835)	(825)	0.00 %
	Sweden			
	Consumer Goods	(118,184)	(116,876)	0.18 %

*No component is greater than 5% of member's equity.

The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Condensed Schedule of Investments
December 31, 2011

Unit	Description	Cost	Market Value	Percentage of Net Investments	
	Switzerland				
	Energy		$ (14,172)	0.02 %	
	Financials		(136,306)	0.21 %	
	Industrial Goods		(12,327)	0.02 %	
	Total Switzerland	$ (162,836)	(162,805)	0.25 %	
	United States				
(35,900)	Standard & Poor's Depositary Receipts		(4,505,450)	6.92 %	
	Consumer Goods		(9,455,121)	14.52 %	*
	Energy		(2,934,153)	4.51 %	
	Financials		(5,870,258)	8.66 %	*
	Health Care				
(165,000)	Bristol-Myers Squibb Co.		(5,814,600)	8.93 %	
	Other		(11,338,727)	17.42 %	*
	Health care - total		(17,153,327)	26.35 %	
	Industrial Goods		(5,131,928)	7.88 %	*
	Technology		(6,852,265)	10.53 %	*
	Basic Materials		(2,260,280)	3.47 %	
	Telecommunications		(782,186)	1.20 %	
	Utilities		(2,486,829)	3.82 %	
	Total United States	(56,183,703)	(57,431,797)	88.22 %	
	Total common stocks	(59,063,721)	(60,161,105)	92.41 %	
	Options	(1,900,210)	(1,645,575)	2.53 %	
	Futures		(42,486)	0.07 %	
	Total securities sold, but not yet purchased, at fair value	$ (60,963,931)	$ (61,849,166)	95.01 %	

*No component is greater than 5% of member's equity.

The accompanying notes are an integral part of this financial schedule.

TELEMETRY SECURITIES, L.L.C.
Statement of Operations
Year ended December 31, 2011

REVENUES	
Realized gain on investment transactions	$ 8,697,653
Net change in unrealized appreciation on investment transactions	(1,663,592)
Interest	1,061,376
Other	-
Total revenues	8,095,437
EXPENSES	
Professional fees	95,550
Interest expense	655,320
Other fees	407,312
Total expenses	1,158,182
Net income	$ 6,937,255

The accompanying notes are an integral part of this financial statement.

TELEMETRY SECURITIES, L.L.C.
Statement of Changes in Member's Equity
Year ended December 31, 2011

Balance, December 31, 2010	$ 58,163,317
Net income	6,937,255
Balance, December 31, 2011	$ 65,100,572

The accompanying notes are an integral part of this financial statement.

TELEMETRY SECURITIES, L.L.C.
Statement of Cash Flows
Year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 6,937,255
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets	
Securities owned, at fair value	24,263,263
Receivable from clearing broker, net	(35,049,436)
Other	112,168
Increase (decrease) in operating liabilities	
Securities sold, but not yet purchased, at fair value	3,747,551
Accounts payable and accrued expenses	(10,801)
Net cash provided by operating activities	-
Cash, beginning of year	-
Cash, end of year	$ -
Supplemental cash flow disclosure:	
Interest paid during the year	$ 655,320

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND BUSINESS

Telemetry Securities, L.L.C., a Delaware limited liability company (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange, Inc. ("ASE"). The Company was established for the purpose of engaging in proprietary trading activities using strategies on a global basis in the form of trading in domestic and foreign securities and other financial instruments.

The Company's manager is Telemetry Investments, L.L.C. ("Investment Manager"). The Company's only member, during the year ended December 31, 2011, was Telemetry Fund I, L.P. ("L.P."). The investment objectives and restrictions of the L.P. apply to the Company as if those investments were made directly by the L.P. Their loss is limited to the amount of their investment.

The Company shall continue until December 31, 2030, unless otherwise sooner dissolved or extended by Telemetry Investments, L.L.C. in its capacity as managing member of the Company.

As the Company clears all transactions through another broker-dealer, it is exempt from the provisions of SEC Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on a trade-date basis. Resulting realized and unrealized gains and losses are reflected in the statement of operations.

Interest income and expense are recorded on an accrual basis and recognized as earned or incurred. Dividend income is recognized on ex-date. Realized gains and losses are determined using the first-in, first-out method.

The Company's functional currency is U.S. dollars. Securities traded on foreign exchanges in other currencies are valued by translating foreign-denominated prices into U.S. dollars, based upon quoted exchange rates as of December 31, 2011. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the statement of operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain and losses on securities.

Securities Owned and Securities Sold, But Not Yet Purchased

The Company values securities owned and securities sold, but not yet purchased that are listed on a national securities exchange or quoted on NASDAQ at the last sale price on the primary exchange on which such securities are traded or, if no sale occurs, such security will be valued at the last "bid" price, or, in the case of short positions, at the last "ask" price. Over-the-counter securities not quoted on NASDAQ will be valued at the last "bid" price on that date, or, in the case of short positions, at the last "ask" price.

Valuation of Portfolio Investments

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices.

Receivable from Clearing Broker

Receivable from clearing broker includes cash held at the clearing broker, Merrill Lynch Professional Clearing Corporation (the "Clearing Broker"). Substantially all of the Company's cash and securities are held with the Clearing Broker. The Clearing Broker provides the Company with securities borrowed transactions to cover delivery requirements on short securities in exchange for deposits held at the Clearing Broker.

Income Taxes

No provision for Federal or State income taxes has been made since the Company is not a taxable entity and each member is liable for the taxes on their respective share of the Company's income or loss. In accordance with US GAAP, the Company recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by federal tax authorities. As of and during the year ended December 31, 2011, management has analyzed the Company's tax positions taken on the federal income tax returns and concluded the Company did not require a provision for any uncertain tax positions. The Company's open tax years (2008 through 2011) are subject to examination by the Internal Revenue Service.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2011, the Company had net capital of $38,106,040, which exceeded its requirement of $100,000 by $38,006,040. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.0014. The capital rules of the SEC and the ASE provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than the minimum requirements. Additionally, the capital rules of the SEC and ASE also provide that the Company must promptly notify the SEC and the ASE about the withdrawal(s) of equity capital assuming such withdrawal(s) exceed(s) certain percentages of the Company's excess net capital.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

4. CAPITAL ACCOUNT

The capital account is comprised of initial and subsequent contributions less any withdrawals made during the period. The Investment Manager of the Company may admit additional members or capital contributions on the first day of each fiscal quarter or at such time as the Investment Manager in its discretion sees fit. Each member has the right to withdraw, within 45 days of giving prior written notice to the Investment Manager, its capital account balance, as defined, from the Company effective as of June 30 or December 31 of any fiscal year occurring on or after the first anniversary of the initial capital contribution.

During the year ended December 31, 2011, the Investment Manager of the Company placed a monthly expense cap of 75 basis points of monthly adjusted opening capital annually for operating expenses. The excess of the fee cap amounted to $532,408, which was accounted for as a reduction in other fees. As of December 31, 2011, the Company owed the Investment Manager a payable of $55,248, representing the net amount of expenses paid on behalf of the Company by the Investment Manager.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Because the Company invests in non-listed securities, or other over-the-counter transactions, the Company may be exposed to credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from the risks associated with exchange-traded transactions. Transactions entered directly between two counterparties expose the parties to the risk of counterparty default. To limit the credit risk associated with such transactions, the Company conducts business with counterparties that the Investment Manager believes to be well established.

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financials.

Credit risk represents the potential loss that the Company would incur if counterparties failed to perform pursuant to the terms of their obligation to the Company, reduced by the value of any collateral and other available assets. The Company is exposed to credit risk as a majority of its assets are held by one custodian in one or more margin accounts which may provide less segregation of customer assets than would be the case with a more conventional custody arrangement. The Company's transactions involving securities sold short are carried out through established financial institutions.

Accounting guidance for Disclosures about Derivative Instruments and Hedging Activities requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. The required disclosures are reflected within this footnote.

Volume of Derivative Activities

The Company utilizes derivatives occasionally as part of its overall trading strategy. It enters into options on specific securities as well as securities' index options. It also occasionally enters into commodities and interest rate sensitive futures on a risk basis. For the year ended December 31, 2011, the total net trading gains on options were approximately $1,656,000 (composed of an unrealized gain of $1,432,000 and a realized gain of $224,000) and a net trading gain on futures was approximately $312,000 (composed of an unrealized loss of $217,000 and a realized gain of $529,000).

As of December 31, 2011, the Company was long 10,375 option contracts on specific securities with a notional value of approximately $40,000,000 and short 1,927 option contracts on specific securities or broad securities indices with a net notional value of approximately $18,000,000.

6. INVESTMENTS AT FAIR VALUE

Investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions.

The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2011:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
Common stock	$ 48,326,410	$ -	$ -	$ 48,326,410
Options	-	3,887,522	-	3,887,522
Bonds	-	36,978,121	-	36,978,121
Total securities owned, at fair value	$ 48,326,410	$ 40,865,643	$ -	$ 89,192,053
LIABILITIES				
Securities sold, but not yet purchased, at fair value				
Common stock	$ 60,161,105	$ -	$ -	$ 60,161,105
Futures	-	42,486	-	42,486
Options	-	1,645,575	-	1,645,575
Total securities sold, but not yet purchased, at fair value	$ 60,161,105	$ 1,688,061	$ -	$ 61,849,166

There were no transfers into and out of each level of the fair value hierarchy for assets measured at fair value for the period.

All transfers are recognized by the Company at the end of each reporting period. Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. See Note 1 for additional information related to the fair value hierarchy and valuation techniques and inputs.

7. FINANCIAL HIGHLIGHTS

Financial highlights of the Company for the year are as follows:

Total return [(1)]	11.93 %
Ratio to average net assets [(2)]	
Professional fees and other expenses	0.82 %
Interest expense	1.06 %
Total expenses	1.88 %
Net investment income (loss) [(3)]	(0.16)%
Realized gain and change in unrealized appreciation	11.42 %

(1) Total return represents the change in value of a theoretical investment by comparing the aggregate beginning and ending values of member's capital, adjusted for cash flows related to capital contributions or withdrawals during the year. An individual investor's return may vary from this return based on the timing of capital transactions.

(2) Average net assets were derived from the beginning and ending member's capital balance for the year, adjusted for cash flows related to capital contributions and withdrawals during the year. For the year ended December 31, 2011, the average net assets amounted to $61,615,308.

(3) Net investment income (loss) was derived from the statement of operations and is the net of interest and other revenue less professional and other fees.

8. SUBSEQUENT EVENTS

There have been no subsequent events through February 27, 2012, the date that the financial statements were available to be issued. The company has determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

TELEMETRY SECURITIES, L.L.C.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Net capital	
Member's equity qualified for net capital	$ 65,100,572
Deductions and/or charges	
Nonallowable assets and other deductions	
Futures margin charge	(667,000)
Miscellaneous receivables	(65,915)
Investment in ML JBO	(20,000)
Nonallowable assets and other deductions	(752,915)
Net capital before haircuts on securities positions	64,347,657
Haircuts on securities	(26,241,617)
Net capital	38,106,040
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $55,248 or $100,000	100,000
Excess net capital	$ 38,006,040
Ratio of aggregate indebtedness to net capital	0.0014

Exemption provision under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

There were no material differences between the Company's December 31, 2011 Form X-17a-5 Part II filed on January 25, 2012 and the schedule above.

Grant Thornton

Grant Thornton

Independent Registered Public Accounting Firm's Report on on Internal Control Required by Sec Rule 17a-5

TELEMETRY SECURITIES, L.L.C.

(a Delaware limited liability company)

December 31, 2011

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member of
Telemetry Securities, L.L.C.

In planning and performing our audit of the financial statements of Telemetry Securities LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in the Rule 17a-5(g), in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and

procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of those charged with governance, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2012

Grant Thornton

Grant Thornton

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

TELEMETRY SECURITIES, L.L.C.

December 31, 2011

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Telemetry Securities, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Telemetry Securities, L.L.C. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051646 ASE DEC
TELEMETRY SECURITIES LLC 7*7
111 8TH AVE STE 207
NEW YORK NY 10011-5203

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

Gary R Purwin (212) 223-5004

2. A. General Assessment (item 2e from page 2) $ 17,817.16

B. Less payment made with SIPC-6 filed (exclude interest) (12,794.41)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5022.75

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5022.75

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5022.75

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TELEMETRY SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of 2, 2012.

FINANCIAL OPERATIONS PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7439117
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	312252
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	312252
2d. SIPC Net Operating Revenues	$ 7126865
2e. General Assessment @ .0025	$ 17817.16

(to page 1, line 2.A.)

Grant Thornton